

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

November 7, 2018

Eric M. Gebhard
Treasurer
World Omni Auto Receivables LLC
190 Jim Moran Blvd.
Deerfield Beach, Florida 33442

> **Re:** **World Omni Auto Receivables LLC**
> **Registration Statement on Form SF-3**
> **Filed November 1, 2018**
> **File No. 333-228112**

Dear Mr. Gebhard:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Arthur Sandel at 202-551-3262 or me at 202-551-3850 if you have questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: Jeffrey S. O'Connor, Esq.
Kirkland & Ellis LLP

Peter J. Sheptak, Esq.
World Omni Auto Receivables LLC